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                                April 30, 2024

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Ltd Co
       Mespil Business Centre, Mespil House
       Sussex Road, Dublin 4, Ireland

                                                        Re: SMX (Security
Matters) Public Ltd Co
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form F-1
                                                            Filed April 22,
2024
                                                            File No. 333-277553

       Dear Haggai Alon:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed April 22, 2024

       Selling Stockholders, page 101

   1.                                                   You disclose that    no
Selling Stockholder is a broker-dealer or an affiliate of a broker-
                                                        dealer. We note,
however, that EF Hutton LLC is one of the selling shareholders. Please revise your disclosure
accordingly or advise. Please note that a registration statement registering the resale
of shares being offered by a broker-dealer must identify the broker-
                                                        dealer as an
underwriter if the shares were not issued as underwriting compensation. For a selling stockholder
that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the
seller purchased the securities in the ordinary course of business; and (2)
                                                        at the time of purchase
of the securities you are registering for resale, the seller had no agreements or
understandings, directly or indirectly, with any person, to distribute the securities. If you are
unable to make these statements in the prospectus, please disclose that the selling
stockholder is an underwriter.
 Haggai Alon
SMX (Security Matters) Public Ltd Co
April 30, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 or Matthew Crispino at 202-551-3456
with any other questions.



FirstName LastNameHaggai Alon                             Sincerely,
Comapany NameSMX (Security Matters) Public Ltd Co
                                                          Division of
Corporation Finance
April 30, 2024 Page 2                                     Office of Technology
FirstName LastName